[redacted]

08028036

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66125

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SG Americas Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Goune 201-839-8575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Goune, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SG Americas Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

CHRISTOPHER RUFFINO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01RU5050164
Qualified in Dutchess County
My Commission Expires December 05, 2009

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

SG Americas Securities, LLC

December 31, 2007
with Report of Independent Registered Public Accounting Firm

SG Americas Securities, LLC

Statement of Financial Condition

December 31, 2007

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
SG Americas Securities, LLC

We have audited the accompanying statement of financial condition of SG Americas Securities, LLC (the "Company") as of December 31, 2007. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SG Americas Securities, LLC at December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2008

SG Americas Securities, LLC

Statement of Financial Condition

December 31, 2007

(In Thousands)

Assets		
Cash		$ 12,698
Cash segregated for regulatory purposes		77,607
Receivables from brokers, dealers and clearing organizations		1,037,377
Receivables from customers		70,799
Receivables from non-customers		12,503
Securities purchased under agreements to resell		647,901
Securities borrowed		14,162,106
Securities owned, at fair value	$ 4,221,684	
Securities owned and pledged as collateral, at fair value	4,067,876	
Total securities owned, at fair value		8,289,560
Securities received as collateral		2,075,819
Other assets		563,792
Total assets		$ 26,950,162
Liabilities and Member's Equity		
Short-term borrowings		$ 1,631,306
Payables to brokers, dealers and clearing organizations		473,951
Payables to customers		160,016
Payables to non-customers		6,426,036
Securities loaned		12,469,279
Securities sold, not yet purchased, at fair value		288,487
Obligation to return securities received as collateral		2,075,819
Accrued expenses and other liabilities		272,765
Total liabilities		23,797,659
Commitments, contingencies and guarantees		
Subordinated borrowings		1,640,000
Member's equity		1,512,503
Total liabilities and member's equity		$ 26,950,162

The accompanying notes are an integral part of the statement of financial condition.

SG Americas Securities, LLC

Notes to Statement of Financial Condition

December 31, 2007

1. Organization and Description of Business

SG Americas Securities, LLC (the "Company") is a Delaware limited liability company, and wholly owned subsidiary of SG Americas Securities Holdings, Inc. ("SGASH"), a Delaware corporation, which is a wholly owned subsidiary of SG Americas, Inc. ("SGAI"). SGAI is a wholly-owned subsidiary of Société Générale ("SG"). SG is a large diversified financial institution based in Paris, France and engaged in three core businesses: retail banking and financial services; asset management, private banking, and securities services; and corporate and investment banking.

The Company provides a range of investment banking services including debt and equity capital market financing, debt and equity underwriting, fixed income and securitization sales and trading, mergers and acquisition advisory, equity derivatives sales and trading, global program trading, as well as clearing, settlement and custodial services, primarily for affiliated companies. The Company services clients in such sectors as Financial Institutions; Energy & Natural Resources; Infrastructure & Transportation; Media, Telecom & Sports; and Real Estate Gaming & Lodging.

The Company has its headquarters in New York City and offices in Boston, Chicago, Los Angeles, Houston and Jersey City, New Jersey.

The Company is registered under the laws of the State of Delaware and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is regulated by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). It is a member of the New York Stock Exchange ("NYSE"), the National Association of Securities Dealers ("NASD"), and other regional exchanges.

2. Significant Accounting Policies

Use of Estimates

This statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these are estimates and assumptions related to fair value measurements and provision for potential losses that may arise from litigation and regulatory proceedings. Although these and other estimates and assumptions are based on best available information, actual results could be materially different from these estimates.

Collateralized Agreements and Financings

Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financings consist of repurchase agreements, securities loaned and other secured financings.

- **Resale and Repurchase Agreements**

  Securities purchased under agreements to resell and securities sold under agreements to repurchase, generally collateralized by U.S. government and agency obligations are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently repurchased or resold plus accrued interest. Open repurchase and resale agreements are presented net on the accompanying statement of financial condition where net presentation is permitted in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*. There were no securities sold under agreements to repurchase at December 31, 2007. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

- **Securities Borrowed and Loaned**

  Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on resale contract amounts, as well as on securities borrowed and loaned transactions, and is included in receivables from brokers, dealers and clearing organizations and payables to brokers, dealers and clearing organizations, respectively, on the statement of financial condition.

The contract values of collateralized agreements and financings approximate fair values.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Amounts receivable and payable for securities transactions that have not yet reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased are carried at fair value or amounts that approximate fair value. Market value is generally based on published market prices or other relevant factors including dealer price quotations. Certain non-marketable positions are valued to the extent publicly available information related to the underlying asset is available or from various internally developed pricing models. Proprietary securities transactions and related brokerage and clearing expenses are recorded on a trade date basis.

Customer and Non-Customer Transactions

Customers' and non-customers' securities transactions are recorded on a settlement date basis with commission income and the related expenses recorded on a trade date basis.

Receivables from and payables to customers and non-customers include amounts due on cash and margin transactions. The Company has securities owned by customers and non-customers in its possession. These securities are not reflected on the statement of financial condition.

Other Assets

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization are included in other assets on the statement of financial condition. Property and equipment are depreciated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease.

Remaining useful life on fixed assets ranged from 1 to 9.5 years at December 31, 2007.

The Company has ownership interest in several exchanges. Due to the demutualization of some exchanges, the Company's ownership interests in exchanges are classified as either exchange memberships or trading securities and are reported on the statement of financial condition as other assets and securities owned, at fair value, respectively. Exchange memberships that provide the right to conduct business on the exchanges are classified as intangible assets and are recorded at cost, or if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of impairment.

Principal Transactions

Principal transactions revenues include net trading gains and losses on securities owned and securities sold, not yet purchased. The revenues and related expenses resulting from securities transactions executed are recorded on a trade date basis. Principal transactions also include interest and dividends on proprietary positions.

Commissions

Commission revenue includes fees from executing client transactions in listed securities. These fees are recognized on a trade date basis. Commissions also include fees earned pursuant to intercompany "retrocessions" agreements with SG and affiliates. The Company acts as an agent and a broker in the U.S. markets for the purchase and sale of equity, equity derivatives and debt securities.

Investment Banking and Advisory Fees

Underwriting revenues are recorded net of related syndicate expenses. Management fees and sales concessions related to these transactions are recorded on the offering date. Underwriting fees are recorded at the time the underwriting is completed. Private placement revenue is recorded on the closing date of the placement. Merger and acquisition and financial advisory fee income is recorded when the services to be

performed and /or the transactions are substantially completed and fees are determinable and collection is reasonably assured.

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business at the statement of financial condition date.

Income Taxes

The Company is a single member limited liability company that has selected to be disregarded for federal, state and local income tax purposes. As such, for U.S. tax purposes the activities of the Company are reported as part of SGASH's tax filings.

Financial Statement Presentation

Receivables and payables (including those resulting from contractual commitments, derivative transactions, and cash collateral) are reported net by counterparty, provided a legally enforceable master netting agreement exists and the Company has both the intent and ability to settle net.

Accounting Developments

In September 2006 the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurement ("SFAS 157")*. SFAS 157 provides guidance for using fair value to measure assets and liabilities and clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value. The provisions of SFAS 157 are effective for the Company on January 1, 2008. The Company has evaluated the implications, including the additional disclosure requirements of SFAS 157, and its potential impact to the statement of financial condition. The Company has determined that the adoption SFAS 157 will not have a material impact on its financial condition.

In February 2007 the FASB issued SFAS No. 159, *Fair Value Option for Financial Assets and Financial Liabilities, ("SFAS 159")*. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for the Company on January 1, 2008. The Company does not plan to elect the fair value measurement option for financial instruments or other items upon adoption. As such, the adoption of SFAS 159 will not have any impact on the Company's financial condition, results of operations and cash flows. The Company does retain the right to elect fair value measurement of financial instruments or other items in the future.

2. Financial Instruments

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, at fair value, including those pledged as collateral and securities sold, not yet purchased, at fair value at December 31, 2007, consist of the following (in thousands):

	Owned	Sold, Not Yet Purchased
Corporate and other debt obligations	$ 12,321	$ 5
Equity Securities	8,277,239	288,482
Total	$ 8,289,560	$ 288,487

Securities owned and pledged as collateral represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or re-pledge the securities to others.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. The amounts exchanged are based on the specific terms of the contract with reference to specific rates, securities, commodities, currencies or indices. Risk arises from the potential inability of counterparties to meet the terms of their contracts, as well as from movements in securities values, currency exchange rates, and interest rates.

The Company's derivative transactions are entered into for trading purposes, as a means of risk management. The Company generally hedges its basket trading portfolio by taking an offsetting position in a related equity-index futures contract. The fair value of futures contracts are reported net with cash margin balances and included in receivables from and payables to brokers, dealers and clearing organizations on the statement of financial condition.

The following summarizes the fair value of the Company's positions in derivative financial instruments at December 31, 2007 (in thousands):

	Fair Value	
	Assets	Liabilities
Futures contracts	$ 115,380	$ 4,482

The Company has margin requirements for futures with an affiliate of $393.1 million at December 31, 2007 that are satisfied by a pledge of U.S. Treasury securities subject to resale agreements of $554.4 million.

Collateralized Transactions

In the normal course of business, the Company receives securities, primarily in connection with resale agreements, securities borrowed and custody agreements. In many cases, the Company is permitted by contract or custom to sell or re-pledge the securities to counterparties in connection with entering into repurchase agreements, securities lending agreements, other secured financings, and meeting settlement requirements.

As of December 31, 2007, the market value of securities received as collateral by the Company that it was permitted to deliver or re-pledge and securities that the Company is permitted by contract to deliver or re-pledge was $26.9 billion, of which the Company delivered or re-pledged $15.5 billion.

In accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*, ("SFAS 140") when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it reports the amounts received and a corresponding obligation to return them. At December 31, 2007, these amounts totaled $2.08 billion and are reflected as securities received as collateral and obligation to return securities received as collateral on the statement of financial condition.

3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations at December 31, 2007 consist of the following (in thousands):

	Receivables	Payables
Clearing organizations	$ 708,328	$ 162,157
Broker dealers	167,409	106,036
Securities failed-to-deliver/receive	161,640	205,758
Total	$ 1,037,377	$ 473,951

The Company clears certain of its proprietary and customer transactions through clearing organizations. The amounts receivable from and payable to clearing organizations relate to these transactions and include good faith deposits, net settlement balances, and net receivables or payables arising from unsettled trades.

The Company also clears certain proprietary transactions through other broker dealers. The amounts receivable from and payable to other broker dealers include net settlement balance at clearing brokers, as well as amounts outstanding for dividends, interests, and floor brokerage fees.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

4. Other Assets, and Accrued Expense and Other Liabilities

Other Assets:

The following table sets forth the amounts that are included in other assets on the Company's statement of financial condition at December 31. 2007 (in thousands):

	Receivables
Term loan with affiliate	$ 396,100
Receivables from affiliates	81,605
Deferred plan investments	74,348
Exchange memberships, at cost	6,874
Fixed assets, net of accumulated depreciation	469
Miscellaneous receivables and other	4,396
Total	$ 563,792

Term loan with affiliate represents overnight financing provided to an affiliate. Receivables from affiliates relates to outstanding balances from transactions entered into with SG and affiliates in the normal course of business. Deferred plan investments consist of deferred employee compensation plan assets as well as ownership in an alternative investment vehicle that is managed by the Company.

Exchange memberships include the Company's ownership interest in various exchanges that provide the rights to conduct business on these exchanges. The market value for exchange memberships at December 31, 2007 was $6.9 million. There were no exchange membership impairments in 2007.

Accrued Expenses and Other Liabilities:

The following table sets forth the amounts that are included in accrued expenses and other liabilities on the Company's statement of financial condition at December 31, 2007 (in thousands):

	Payables
Employee related payables	$ 207,059
Payables to affiliates	31,748
Accrued expenses and other payables	33,958
Total	$ 272,765

Employee related payables include balances for employees' compensation and benefits and deferred plan liabilities. Payables to affiliates primarily include outstanding balances that are related to operational, administrative support, and management services. Accrued expenses and other payables primarily include accrued exchange and brokerage fees.

5. Related Party Transactions

At December 31, 2007, amounts outstanding to and from affiliates are reflected on the statement of financial condition as set forth below (in thousands):

Assets		
Cash	$	421
Receivables from brokers, dealers and clearing organizations		58,496
Receivables from customers		481
Receivables from non-customers		2,792
Securities purchased under agreement to resell		647,901
Securities borrowed		138,746
Securities received as collateral		2,067,282
Other assets		479,987
Liabilities		
Short-term borrowings - (refer to footnote 7)	$	1,630,000
Payables to brokers, dealers and clearing organizations		48,466
Payables to customers		115,317
Payables to non-customers		6,424,893
Securities loaned		3,267,703
Obligation to return securities received as collateral		2,067,282
Accrued expenses and other liabilities		31,748
Subordinated borrowings - (refer to footnote 8)		1,640,000

The related party balances set forth in the tables above resulted from arms length transactions between the Company and SG and affiliates in the normal course of business as part of its trading, clearing, financing, and general operations. In addition, certain costs have been allocated from SG and affiliates to the Company for operational and administrative support and management services.

The Company carries clearing and settlement accounts of SG and affiliates and provides securities clearing, settlement and custody services for their U.S. trading activities. Related balances are reflected in receivables from and payables to customer and non-customers on the statement of financial condition and are as set forth in the table above. The Company earns certain revenues in connection with these services.

The Company also pays interest to SG and affiliates on credit balances resulting from their short sales activities. Related outstanding payables was $26.5 million and is reported in payables to brokers, dealers and clearing organizations on the statement of financial condition.

The Company also enters into various collateralized agreements and financing transactions with SG and affiliates.

- The Company operates a matched book for SG's international stock borrowing and lending business where the Company primarily borrows from third party counterparties and lends to SG. Other stock borrowing and lending activities are entered into in connection with short sales and other financing activities. When cash is advanced or received, these activities are recorded at the contract amount in stock borrowed and stock loaned on the statement of financial condition and are as set forth in the table above. Non-cash activities are reflected at the market values of securities received in securities received as collateral and obligation to return securities received as collateral on the statement of financial condition, and are as set forth in the table above.

  Certain stock borrow and stock loan transactions are prepaid and the related securities are delivered or received at a later date. Prepaid stock borrows and stock loans are unsecured and are reported in receivables from or payables to brokers, dealers and clearing organizations on the statement of financial condition. At December 31, 2007, prepaid stock loan was $0.42 million.

  At December 31, 2007 outstanding stock borrow rebate and stock loan rebate interest receivable and payable were $8.9 million and $21.5 million respectively, and are included in receivables from and payables to brokers, dealers and clearing organizations.

- The Company also enters into resale and repurchase agreements with an affiliated company. Resale agreements are entered into primarily to acquire the securities needed for clearing organization margin deposits, or to invest excess cash from operating activities. Resale agreements are reflected in securities purchased under agreements to resell and are as set forth in the table above. Repurchase agreements are entered into for financing purposes and are reported in securities sold under agreements to repurchase on the statement of financial condition. There were no repurchase agreements at December 31, 2007.

The Company clears proprietary futures and options transactions through an affiliate futures and options clearing broker-dealer. The fair value of the futures and options contracts with affiliate are reported net with cash margin balances. As of December 31, 2007, the Company reported a net receivable from affiliate of $49.6 million in receivables from brokers, dealers and clearing organizations on the statement of financial condition. The Company incurred clearing charges for its futures and options proprietary transactions.

Pursuant to intercompany "retrocession" agreements, the Company acts in an agent and broker capacity on behalf of SG in the U.S. markets. As an agent, the Company earns commissions for selling SG structured products to domestic clients. As a broker, the Company earns commissions on trading profits generated by the Company for SG's domestic trading books. At December 31, 2007 outstanding commissions receivable generated from these activities was $71.3 and is reflected in other assets on the statement of financial condition.

The Company introduces certain clients to foreign broker-dealer affiliates to execute and clear securities transactions. A portion of the fees earned by affiliates are rebated to the Company. At December 31, 2007 receivables for fees rebated to the Company from affiliate totaled $0.05 million and are included in other assets on the statement of financial condition.

The Company has an ownership interest in an alternative investment vehicle (the "Fund"), which is majority owned by an affiliate. The Company manages and provides investment advisory services to the Fund and earns management and investment advisory fees. At December 31, 2007 outstanding fees receivable and investment in the Fund were $2.9 million and $2.3 million respectively, and are included in other assets on the statement of financial condition.

Certain costs have been allocated from SG and affiliates to the Company under various administrative support and management service agreements. Cost allocations include, but are not limited to, transfer pricing, administration and security, credit administration, risk management, human resources administration and insurance. At December 31, 2007 the net payable for allocated fees was $20.7 million and is included in accrued expenses and other liabilities.

The Company has other outstanding receivables from affiliates for reimbursement of various payments the Company has made on their behalf. As of December 31, 2007, receivables from affiliates for reimbursements was $7.4 million and is included in other assets on the statement of financial condition. Other assets also include a term loan with affiliate, which was discussed in footnote 5.

The Company has other outstanding payables to SG and affiliates for cash received on behalf of SG and affiliates in joint transactions. As of December 31, 2007, related outstanding payables to SG and affiliates were $6 million and are included in accrued expenses and other liabilities.

6. Short-term Borrowings

The Company generally obtains short-term borrowings from banks or affiliates to fund operating activities. As of December 31, 2007, outstanding short-term borrowings were unsecured and included $1.63 billion in borrowings from an affiliate. Short-term borrowings interest rates ranged from 4.03% to 4.95%, and mature overnight.

7. Subordinated Borrowings

Subordinated borrowings are subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule, as defined. Subordinated borrowings may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements of the SEC.

Subordinated borrowings are generally obtained from affiliated companies at prevailing market rates. As of December 31, 2007, subordinated borrowings totaled $1.64 billion and are pursuant to multiple subordinated agreements with SG. The Company has a subordinated borrowing facility of $2 billion, of which $1 billion were borrowed. The remaining $0.64 billion were borrowed pursuant to other subordinated agreements with SG. All subordinated borrowings bear interest at floating rates, ranging from Libor + 50 basis points to Libor + 70 basis points. The Company also pays a fee on the unutilized facility. Subordinated borrowings mature on various dates through 2010. Certain borrowing agreements contain an automatic rollover provision, whereby the maturity date will be extended an additional year, providing the borrower does not give notice of repayment on or before the day thirteen months preceding the scheduled maturity date. At December 31, 2007 accrued interest expense, including unutilized facility fees, were $5.1 million and are included in accrued expenses and other liabilities on the statement of financial condition.

8. Employee Benefits

Employees are eligible to participate in a 401(k) Savings Plan (the "401(k) Plan") through Société Générale's Savings and Investment Retirement Plan. Employees are eligible to participate in the 401(k) Plan from their date of hire if they were at least 21 years of age. Employees are able to contribute from 1% and over, of their pre-tax compensation, as defined, subject to certain Internal Revenue Service limitations. The Company matches 100% of employee contributions to the 401(k) Plan up to a maximum of 3% of the employee's compensation subject to Internal Revenue Service limitations. All employee contributions are 100% vested immediately and all employer contributions are subject to a five-year vesting schedule.

The Company is also a participant in two pension plans, the Société Générale U.S. Operations Pension Plan and the SG Pension Plan (collectively the "Pension Plans"). These are noncontributory defined benefit pension plans covering eligible employees of the Company as defined by the Pension Plans that are administered by SG.

The Company's allocated share of the pension obligation as of December 31, 2007 is approximately $0.3 million and is included in accrued expenses and other liabilities on the statement of financial condition.

9. Deferred Compensation

The Company sponsors a voluntary deferred compensation plan for eligible employees. A deferred compensation liability of $62.1 million is included in accrued expenses and other liabilities on the statement of financial condition. The liabilities related to this deferred compensation plan are joint and several with SG. Contributions are made on a tax deferred basis. The employee deferrals are charged to expense in the year of the award. Participants are allowed to invest in alternative investment funds and the value of the deferred compensation liability may fluctuate based on the change in value of the indexed funds.

The Company requires selected employees to defer a portion of their performance related compensation. Participants are allowed to invest in alternative investment vehicles that vest over an approximate period between three to four years. Similar to the voluntary deferred compensation plans, the value of the vested deferred amounts may change in value based on the performance of the indexed funds.

Expenses related to this plan are generally recognized ratably over the vesting period. The Company has recorded a liability of $40 million included in accrued expenses and other liabilities on the statement of financial condition.

SG also sponsored annual plans enabling eligible employees to defer a portion of their annual performance related compensation to make a hypothetical investment in an alternative investment vehicle indexed to the performance of investments made in the SG Merchant Banking Fund L.P., a related party. The Company has not made an equity investment in the SG Merchant Banking Fund L.P., but its liability to its employees is based upon the performance of their hypothetical investments. The Company has recorded liabilities of approximately $1.3 million as of December 31, 2007 that are included in accrued expenses and other liabilities on the statement of financial condition.

Certain of the Company's employees are granted awards under SG's various stock incentive plans. SG sponsors an Employee Stock Purchase Plan ("ESPP") called the Société Générale International Group Savings Plan, allowing employees to purchase SG stock at a 20% (15% in certain jurisdictions) discount. The Company provided matching contributions to the ESPP, which were equal to a specified percentage of the employees' contribution, as defined by the ESPP. Employee shares were non-forfeitable when issued and, accordingly, are subject to a five-year restriction on the sale of shares called the Holding Period with exceptions that qualify for Early Release of Shares. The Company records its allocated share of the stock-based compensation cost from SG as a compensation expense with a corresponding credit to equity.

SG has also granted certain employees of the Company options to purchase shares of SG stock. Such options have been granted to employees of the Company with exercise prices equal to the average of the opening trading price of SG shares on the Euronext Paris SA exchange during the 20 trading days prior to the date of grant. Generally, the options become exercisable upon the completion of a three-year vesting period and expire seven years from the date of grant. The Company records its allocated share of the stock-based compensation cost from SG as a compensation expense with a corresponding credit to equity.

Certain eligible employees participate in a Société Générale Corporate and Investment Banking Partnership. The participants in the partnership are selected every year and are entitled to receive an amount determined based on the net income of Société Générale's Corporate and Investment Banking division. Participants are eligible to receive the award only if certain return on equity goals are met in the partnership year. To the extent awards are earned, they are subject to a four-year cliff vest. When fully vested, the Company is reimbursed from SG for cash payments made under the plan. These cash reimbursements are recorded as a debit to accrued compensation and a corresponding credit to equity.

10. Off-Balance-Sheet Risks

In the ordinary course of business, the Company enters into contractual commitments with off-balance-sheet risk in order to meet its financing and hedging needs and, on a riskless principal basis, for that of its customers. These commitments entail varying degrees of risk including market risk, which may be in excess of amounts recognized on the statement of financial condition. Based upon the credit quality of counterparties, collateral values and past loss experience, management believes the consummation of these commitments will have no material adverse effect on the Company's financial position or operating results.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected on the statement of financial condition.

Secured financing transactions, including securities purchased under agreements to resell, securities borrowed and securities loaned are generally collateralized by cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring client credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

11. Concentration of Credit Risk

As a full-service broker and dealer, the Company is engaged in various securities underwriting, trading and brokerage activities in which counterparties primarily include other broker dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of the default depends on the creditworthiness of the counterparty or issuer of the instruments.

It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company also minimizes credit risk associated with collateralized agreement and financings by monitoring credit exposure on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

As of December 31, 2007, the Company's exposure on unsecured assets to any one counterparty did not exceed 2% of total assets.

12. Commitments , Contingent Liabilities and Guarantees

Commitments

The company has certain contractual obligations under long-term non-cancelable sublease agreements with an affiliate, principally for office space and facilities and includes escalation provisions. Future minimum rental payments for the sublease agreements are as set forth in the table below (in thousands):

	Minimum Rental Payments
2008	$ 613
2009	613
2010	613
2011	656
2012	656
2013 and thereafter	3,937
Total	$ 7,088

Rent expense includes charges pursuant to the agreement discussed above as well as charges allocated from an affiliate for other office spaces and facilities utilized by the Company. The Company is not obligated for future rental payments for these allocations.

Contingent Liabilities

In the normal course of business, the Company may be named as a defendant in civil litigation, arbitration or other judicial proceedings. In addition, the Company, like most large complex financial institutions, receives numerous regulatory inquiries and is involved in various regulatory investigations. While some of these inquiries may result in some regulatory resolution, we do not believe the resolution of any of these inquiries will have a material impact on the Company's statement of financial condition.

The Securities and Exchange Commission ("SEC") has conducted an investigation arising out of the proprietary trading activities of Guillaume Pollet, a former proprietary trader in the former equity derivatives division of SG Cowen & Co., LLC (the equity derivatives division, which was part of SG Cowen at the time of the events at issue, is now part of the Company since April 2004). Pollet was terminated by SG Cowen in 2001 for violating firm policy and misleading the firm's management about certain of his trading activity. The trading activity at issue involved private placements in public equity, or so-called "PIPE's." SG Cowen received a Wells Notice in July 2004, and submitted a response in August 2004. In July 2007, the Company agreed to be the named corporate respondent under the terms of a proposed settlement that the Company is currently discussing with the staff of the SEC. The Company believes that it will be able to resolve this matter in a manner that will not have a material impact on the Company.

Guarantees

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Required for Guarantees, Including Indirect Indebtedness of Others* ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

13. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is the greater of 2% of aggregate debit balances arising from customer transactions or $1.5 million. The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%.

At December 31, 2007, the Company had net capital of $2.171 billion, which was $2.168 billion in excess of the net capital requirement of $0.34 billion.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2007, the Company had a customer reserve requirement of $34.1 million. At December 31, 2007, the Company had approximately $77.6 million segregated on deposit for the exclusive benefit of customers.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB") calculation, as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2007, the Company had no PAIB reserve requirement.

END